Exhibit 12(b)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$416	$423	$317	$204	$257

Total fixed charges as below	139	131	117	107	105

Total earnings	$555	$554	$434	$311	$362

Fixed charges, as defined:
Interest charges (a)	$135	$127	$113	$104	$102
Estimated interest component of operating rentals	4	4	4	3	3

Total fixed charges (b)	$139	$131	$117	$107	$105

Ratio of earnings to fixed charges	4.0	4.2	3.7	2.9	3.4

Preferred stock dividend requirements on a pre-tax
basis				$6	$21
Fixed charges, as above	$139	$131	$117	107	105

Total fixed charges and preferred stock dividends	$139	$131	$117	$113	$126

Ratio of earnings to combined fixed charges and
preferred stock dividends	4.0	4.2	3.7	2.8	2.9

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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